

Mail Stop 3720

November 16, 2007

Mr. John Campana
President
Amber Optoelectronics Corporation
2283 Argentia Road, Unit #8
Mississauga, Ontario, L5N5Z2, Canada

Re: Amber Optoelectronics Inc.
Registration Statement on Form SB-2
File No. 333-147225
Filed November 7, 2007

Dear Mr. Campana:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in certain material respects, including, but not limited to, the lack of a plan of distribution section, lack of selling shareholder information, the absence of Part II information and exhibits to the filing, as well as no signature page, to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please contact Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

Cc: Richard S. Lane
     By facsimile